SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No.3)(1)


                            Tidelands Oil & Gas Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    886405109
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                                 (CUSIP Number)


                                  Robert S. May
                         6305 Waterford Blvd., Suite 300
                          Oklahoma City, Oklahoma 73118
                                 (405) 858-9800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                                  March 8, 2005
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  886405109                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Impact International, L.L.C.
     EIN: 05-0564752

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2.   CHECK THE APPROPRIATE BOX

     IF A MEMBER OF A GROUP                                             (a) [  ]
                                                                        (b) [  ]

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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                          OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                                 Oklahoma

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  NUMBER OF SHARES       7.  SOLE VOTING POWER            1,239,480 shares and a
BENEFICIALLY OWNED BY                                        warrant to purchase
   EACH REPORTING                                               8,000,000 shares
    PERSON WITH         --------------------------------------------------------
                         8.  SHARED VOTING POWER

                        --------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER       1,239,480 shares and a
                                                             warrant to purchase
                                                                8,000,000 shares
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,239,480 shares and a
     EACH REPORTING PERSON                                   warrant to purchase
                                                                8,000,000 shares

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                         [   ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    Up to 15%

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14. TYPE OF REPORTING PERSON                                                  OO

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

CUSIP No.:  886405109                 13D


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ramiiilaj, A Limited Partnership
     EIN: 73-1541715

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX

     IF A MEMBER OF A GROUP                                             (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                          OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                                    Texas

--------------------------------------------------------------------------------
  NUMBER OF SHARES       7.  SOLE VOTING POWER            1,239,480 shares and a
BENEFICIALLY OWNED BY                                        warrant to purchase
   EACH REPORTING                                               8,000,000 shares
    PERSON WITH         --------------------------------------------------------
                         8.  SHARED VOTING POWER

                        --------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER       1,239,480 shares and a
                                                             warrant to purchase
                                                                8,000,000 shares
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,239,480 shares and a
     EACH REPORTING PERSON                                   warrant to purchase
                                                                8,000,000 shares

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                         [   ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    Up to 15%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                                  PN

--------------------------------------------------------------------------------

CUSIP No.:  886405109                 13D


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hefner Investment Company
     EIN: 73-1541717

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX

     IF A MEMBER OF A GROUP                                             (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                          OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                                    Texas

--------------------------------------------------------------------------------
  NUMBER OF SHARES       7.  SOLE VOTING POWER            1,239,480 shares and a
BENEFICIALLY OWNED BY                                        warrant to purchase
   EACH REPORTING                                               8,000,000 shares
    PERSON WITH         --------------------------------------------------------
                         8.  SHARED VOTING POWER

                        --------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER       1,239,480 shares and a
                                                             warrant to purchase
                                                                8,000,000 shares
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,239,480 shares and a
     EACH REPORTING PERSON                                   warrant to purchase
                                                                8,000,000 shares

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                         [   ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    Up to 15%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                                  CO

CUSIP No.:  886405109                 13D


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert A. Hefner III

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX

     IF A MEMBER OF A GROUP                                             (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                          OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                            United States

--------------------------------------------------------------------------------
  NUMBER OF SHARES       7.  SOLE VOTING POWER            1,239,480 shares and a
BENEFICIALLY OWNED BY                                        warrant to purchase
   EACH REPORTING                                               8,000,000 shares
    PERSON WITH         --------------------------------------------------------
                         8.  SHARED VOTING POWER

                        --------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER       1,239,480 shares and a
                                                             warrant to purchase
                                                                8,000,000 shares
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,239,480 shares and a
     EACH REPORTING PERSON                                   warrant to purchase
                                                                8,000,000 shares

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                         [   ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    Up to 15%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                                  IN

--------------------------------------------------------------------------------

CUSIP No.:  886405109                 13D


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert S. May

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX

     IF A MEMBER OF A GROUP                                             (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                          OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                            United States

--------------------------------------------------------------------------------
  NUMBER OF SHARES       7.  SOLE VOTING POWER            1,239,480 shares and a
BENEFICIALLY OWNED BY                                        warrant to purchase
   EACH REPORTING                                               8,000,000 shares
    PERSON WITH         --------------------------------------------------------
                         8.  SHARED VOTING POWER
                        --------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER       1,239,480 shares and a
                                                             warrant to purchase
                                                                8,000,000 shares
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,239,480 shares and a
     EACH REPORTING PERSON                                   warrant to purchase
                                                                8,000,000 shares

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                         [   ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    Up to 15%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                                  IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Schedule 13D relates to common stock ("Common Stock") of Tidelands Oil & Gas Corporation, a Nevada corporation (the "Issuer"), including the Common Stock that Impact International, L.L.C. ("Impact") currently has the right to acquire immediately upon the exercise of a warrant issued April 26, 2003, and amended on May 26, 2004 (the "Warrant"), to purchase 8,000,000 shares of Common Stock at an exercise price of $0.335 per share.

Item 2. Identity and Background.

     (a) Name: This Schedule 13D is filed by Impact International, L.L.C., an Oklahoma limited liability company, on its own behalf and on behalf of its manager, Ramiiilaj, A Limited Partnership, a Texas limited partnership (the "Manager"), Hefner Investment Company, a Texas corporation, the general partner of the Manager (the "General Partner"), and Robert A. Hefner III and Robert S. May, the directors and executive officers of the General Partner (collectively, the "Reporting Persons").

     (b) Residence or business address: The principal business address of Impact, the Manager, the General Partner, Robert A. Hefner III and Robert S. May is 6305 Waterford Blvd., Suite 300, Oklahoma City, Oklahoma 73118.

     (c) Present business or occupation: The principal business of Impact, Ramiiilaj, a Limited Partnership, its Manager, and Hefner Investment Company, the Manager's General Partner, is investments. Robert A. Hefner III's and Robert S. May's present principal occupations are as executive officers in various oil and gas exploration companies.

     (d) Criminal convictions: None the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.

     (e) Civil Proceedings: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     (f) Citizenship: Impact International, L.L.C. was organized in Oklahoma. The Manager and the General Partner were both organized in Texas. Robert A. Hefner III and Robert S. May are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Impact is the holder of the Warrant which was originally issued on April 26, 2003. The Warrant was amended effective May 26, 2004 in connection with a transaction by which Impact sold its seventy-two percent (72%) limited partnership interest in Reef Ventures, L.P. to the Issuer pursuant to a Purchase and Sale Agreement effective as of May 25, 2004 (the "Purchase and Sale Agreement"). The final conditions to closing of the Purchase and Sale Agreement were satisfied on June 18, 2004.

     Under the amended terms of the Warrant, the number of shares that remain issuable under the Warrant is 8,000,000 shares of Common Stock of the Issuer ("Shares"), and the exercise price is $0.335 per Share. Pursuant to the terms of the Warrant as amended, the Issuer agreed to use its best efforts to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission under the Registration Rights Agreement between the Issuer and Impact dated April 16, 2003, as amended relating to the Shares acquired by Impact under the Warrant as amended. The Issuer has agreed to utilize Form S-3 for such registration if eligible, and if not, then the Issuer will file the Registration Statement on a Form SB-2 or other appropriate form. The Issuer also agreed to use its best efforts to cause the registration to become effective within ninety (90) days following the date of the amendment if filed on a Form S-3 or within one hundred eighty (180) days if filed on a Form SB-2 or other registration form. The Issuer agreed to keep the registration effective as long as necessary to effect the disposition of the Shares issued under the Warrant.

     Under certain provisions of the Warrant as amended, if the Issuer does not meet the registration requirements on a timely basis, the Issuer would issue the Shares under the Warrant on a cashless basis. In such event, adjustment would be made such that the total number of shares to be issued on a net basis would be 9,500,000. If the Issuer satisfies the registration requirements, Impact would be obligated to exercise the Warrant on a cash basis only. If the Warrant is exercised on a cash basis, the purchase price would be payable by means of a promissory note payable by Impact to the Issuer (the "Note"). Impact's obligations under the Note would be immediately cancelled in exchange for an amendment to the promissory note given by the Issuer to Impact pursuant to the Purchase and Sale Agreement whereby the principal sum owed by the Issuer would be reduced and offset by the amount owed by Impact under the Note. Under the terms of the Warrant as amended, if the Issuer did not complete the registration by July 14, 2004, it was required to issue 500,000 shares under the Warrant on a cashless basis, which it did on July 30, 2004. Additionally, under the terms of the Warrant, the Issuer must issue to Impact 500,000 shares under the Warrant on a cashless basis for each ninety-day period in which registration has not been completed. Pursuant to these terms, the Issuer issued Impact 500,000 shares effective on November 1, 2004 and on February 1, 2005.

Item 4. Purpose of Transaction.

     The purpose of Impact's acquisition of the Shares and the Warrant is to obtain an equity interest in the Issuer as an investment. Impact has no present plans or proposals relating to or that would result in any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer; any sale or transfer of a material amount of assets of the Issuer; any change in the board of directors or management of the Issuer or in the number or term of directors of the Issuer or to fill any existing vacancies on the Board; any material change in the capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; or any change in the Issuer's certificate of incorporation, by-laws, or other actions that may impede the acquisition of control of the Issuer by any person. Furthermore, Impact has no plans to cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. However, Impact reserves the right to consider from time to time the desirability of any of the actions described in this paragraph, depending upon future business and financial considerations.

Item 5. Interest in Securities of the Issuer.

     (a) As of April 13, 2005, Impact owned an aggregate principal amount of 1,239,480 shares of the Issuer's Common Stock and a Warrant to purchase an additional 8,000,000 shares of the Issuer's Common Stock. Although the Manager, General Partner, Robert A. Hefner III and Robert
          S. May may be deemed to be beneficial owners of the Common Stock and the Warrant under Section 13 of the Securities Exchange Act of 1934, as amended, by reason of their position with Impact, the Manager or the General Partner, each disclaims any such beneficial ownership.

     (b) Impact has the sole power to direct the disposition and direct the vote of all 1,239,480 shares of Common Stock which it owns and all 8,000,000 shares of Common Stock into which the Warrant is convertible.

     (c) Impact has effected the following transactions in the Issuer's Common Stock in the last sixty (60) days:

          i. Cashless exercise of Warrant on March 8, 2005 for the acquisition of 500,000 shares of the Common Stock;

          ii. Sale of 2,000 shares of Common Stock on February 18, 2005 at a price per share of $1.67;

          iii. Sale of 6,500 shares of Common Stock on February 18, 2005 at a price per share of $1.68;

          iv. Sale of 2,000 shares of Common Stock on February 18, 2005 at a price per share of $1.70;

          v. Sale of 3,500 shares of Common Stock on February 18, 2005 at a price per share of $1.72; and

          vi. Sale of 8,000 shares of Common Stock on February 18, 2005 at a price per share of $1.71.

     (d)  None.

     (e)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Impact, the Manager, Impact Energy Services, L.L.C. ("Impact Energy") and Impact Partners, L.L.C. have entered into an agreement pursuant to which all of Impact's income in 2004 is allocated to Impact Energy until the amount of income so allocated equals the amount of losses allocated to Impact Energy for 2003. Thereafter, for 2004 and all future periods, all items of income, gains, deductions, credits and losses of Impact shall be allocated one hundred percent (100%) to the Manager.

     The Manager advanced certain funds to Impact to pursue a joint venture with the Issuer which was evidenced by a promissory note from Impact in favor of the Manager (the "Note"). The amended operating agreement of Impact provides that once Impact has repaid all amounts owed under the Note, Impact will distribute substantially all of its assets, including the Issuer's Common Stock, to the Manager and Impact Partners, L.L.C. in proportions of seventy-five percent (75%) and twenty-five percent (25%), respectively.

Item 7. Materials to be Filed as Exhibits.

     99   Joint Filing Statement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  IMPACT INTERNATIONAL, L.L.C.

                                  By:  Ramiiilaj, A Limited Partnership, Manager

                                       By:  Hefner Investment Company,
                                            General Partner

                                            By:  ROBERT S. MAY
                                                 Robert S. May, Vice President